FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2006

Commission File Number 000-30224

CRYPTOLOGIC INC.
(Translation of registrant’s name into English)

55 St. Clair Avenue West, 3rd Floor Toronto, Ontario, Canada M4V 2Y7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYPTOLOGIC INC.

Date: August 31, 2006	Lewis N. Rose President and Chief Executive Officer

FOR IMMEDIATE RELEASE
Symbol: TSX: CRY; NASDAQ: CRYP; LSE: CRP

CryptoLogic enhances customer service and player experience
with ‘Interactive Intelligence’ contact centre support

August 29, 2006 (Toronto, ON) — Strengthening the company’s ‘blue chip’ support services for online players, CryptoLogic Inc., a leading software developer to the global Internet gaming industry, has enhanced its customer service system for its 24/7, multi-lingual contact centre provided through its subsidiary, WagerLogic Limited. The innovative “Interactive Intelligence” system automates routing of requests to the best representative, who can easily manage all interactions with players, via telephone, fax, emails and chat, from a single source platform. The new support system improves player retention through faster, more personal service from customer service representatives with the right skill set in the right language.

“CryptoLogic prides itself on delivering the ultimate online experience to its customers’ players – and providing superior customer service plays an important role in achieving this goal,” said Lewis Rose, CryptoLogic’s President and CEO. “We’ve said it time and time again: we’re listening to the players and know what they want. Our enhanced contact centre system enables CryptoLogic to provide the smart, customized support and service that players want – quickly and efficiently.”

The new system gives customer service representatives an in-depth view of player information in order to provide tailored and personalized service, every time. The technology also offers real-time visibility into current and historical contact centre operations, so staff can be allocated optimally to address issues in priority sequence and to maintain superior service levels regardless of contact volumes.

“CryptoLogic continues to be an industry leader in implementing innovative technologies to enhance the online player and customer service experience,” added A.J. Slivinski, Managing Director of WagerLogic Limited, CryptoLogic’s licensing subsidiary. “Future enhancements to the contact centre will expand our Customer Relationship Management solution and allow customer service representatives to be more proactive in providing marketing support.”

About CryptoLogic® (www.cryptologic.com)
Focused on integrity and innovation, CryptoLogic Inc. is a world leading, blue-chip public developer and supplier of Internet gaming software. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to an internationally-recognized blue chip customer base worldwide. For information on WagerLogic®, visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (symbol: CRY), on the NASDAQ Global Select Market (symbol: CRYP), and on the Main Market of the London Stock Exchange (symbol: CRP).

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TEL (416) 545-1455 FAX (416) 545-1454
55 ST. CLAIR AVENUE, 3RD FLOOR, TORONTO, CANADA M4V 2Y7

For more information, please contact: CryptoLogic, (416) 545-1455 Nancy Chan-Palmateer, Director, Communications
Argyle Rowland Communications, (416) 968-7311
(North American media)
Karen Passmore, ext. 228/ kpassmore@argylerowland.com
Daniel Tisch, ext. 223/ dtisch@argylerowland.com

Capital MS&L, + 44 20 7255 5117 (UK media)
Nick Bastin, nick.bastin@capitalmsl.com
Daniela Fleischmann, daniela.fleischmann@capitalmsl.com

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:
Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.